SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*


                          Las Vegas Resorts Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    517831301
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 4, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517831301                     13D                   Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,070,000 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,070,000 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,070,000 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     68.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 517831301                     13D                   Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS GP, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,070,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,070,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,070,000 SHARES(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     68.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________

(1) Shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP, LLC is the sole general partner.

CUSIP No. 517831301                     13D                   Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,070,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,070,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,070,000 SHARES(2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     68.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

(2) Shares are owned by Halter Financial Investments, LP of which TPH, L.P. is a limited partner of which TPH GP, LLC is the sole general partner of which Timothy P. Halter is the sole member.

CUSIP No. 517831301                     13D                   Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     DAVID BRIGANTE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,070,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,070,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,070,000 SHARES(3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     68.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

(3) Shares are owned by Halter Financial Investments, LP of which Bellfield Capital, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

CUSIP No. 517831301                     13D                   Page 6 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     GEORGE L. DIAMOND
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,070,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,070,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,070,000 SHARES(4)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     68.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

(4) Shares are owned by Halter Financial Investments, LP of which Colhurst Capital, L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

CUSIP No. 517831301                     13D                   Page 7 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     MARAT ROSENBERG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     NEVADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,070,000 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,070,000 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,070,000 SHARES(5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     68.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

(5) Shares are owned by Halter Financial Investments, LP of which Rivergreen Capital, L.L.C. is a limited partner of which Marat Rosenberg is the sole member.

CUSIP No. 517831301                     13D                   Page 8 of 12 Pages


ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of Las Vegas Resorts Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.


ITEM 2. IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons
(collectively, the "Reporting Persons"): Halter Financial Investments, L.P., a Texas limited partnership ("HFI"); Halter Financial Investments GP, LLC, a Texas limited liability company and the general partner of HFI ("HFI GP"); Timothy P. Halter, a citizen of the United States and the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI ("Halter"); David Brigante, a citizen of the United States and the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI ("Brigante"); George
L. Diamond, a citizen of the United States and the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI ("Diamond"); and Marat Rosenberg, a citizen of the United States and the sole member of Rivergreen Capital, LLC which is a limited partner of HFI ("Rosenberg").

         HFI is a Texas limited partnership, the principal business of which is to provide financial consulting services. The principal business address of HFI, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         HFI GP is a Texas limited liability company, the principal business of which is to act as general partner of HFI. The principal business address of HFI GP, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Halter's principal occupation or employment is managing HFI GP and its related entities. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Brigante's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Brigante, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Diamond's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Diamond, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Rosenberg's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Rosenberg, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

CUSIP No. 517831301                     13D                   Page 9 of 12 Pages


         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 4, 2005, HFI purchased, for $267,500 cash, 1,070,000 outstanding shares of restricted Stock from the Issuer.


ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of this transaction is to allow HFI to obtain a controlling interest in the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-3(a), at the close of business on November 4, 2005, HFI may be deemed to be the beneficial owner of 1,070,000 shares of the Stock, which constitutes approximately 68.5% of the 1,562,291 shares of the Stock outstanding on November 4, 2005 (the "Outstanding Shares"). HFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 4, 2005, HFI GP, as the sole general partner of HFI, may be deemed to be the beneficial owner of 1,070,000 shares of the Stock, which constitutes approximately 68.5% of the Outstanding Shares. HFI GP, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 4, 2005, Halter, as the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,070,000 shares of the Stock, which constitutes approximately 68.5% of the Outstanding Shares. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 4, 2005, Brigante, as the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,070,000 shares of the Stock, which constitutes approximately 68.5% of the Outstanding Shares. Brigante, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

CUSIP No. 517831301                     13D                  Page 10 of 12 Pages


         Pursuant to Rule 13d-3(a), at the close of business on November 4, 2005, Diamond, as the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,070,000 shares of the Stock, which constitutes approximately 68.5% of the Outstanding Shares. Diamond, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 4, 2005, Rosenberg, as the sole member of Rivergreen Capital, LLC which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,070,000 shares of the Stock, which constitutes approximately 68.5% of the Outstanding Shares. Rosenberg, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days:

----------- ------------------ ------------ ----------- ------------------------
Reporting          Date          Number of   Price per   How the transaction
 Person                           Shares       Share         was effected
----------- ------------------ ------------ ----------- ------------------------
HFI          November 4, 2005   1,070,000        $.25    Private Stock Purchase
----------- ------------------ ------------ ----------- ------------------------

CUSIP No. 517831301                     13D                  Page 11 of 12 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1:     Subscription  Agreement  dated November 4, 2005 by and between
------------      Halter Financial Investments, L.P., and the Issuer.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         DATED:   November 4, 2005

                                        Halter Financial Investments, L.P.,
                                        a Texas limited partnership

                                        By: Halter Financial Investments GP, LLC
                                        Its: General Partner

                                        By:   /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                        Halter Financial Investments GP, LLC,
                                        a Texas limited liability company

                                        By:   /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                        /s/ Timothy P. Halter
                                        ----------------------------------------
                                        Timothy P. Halter


                                        /s/ David Brigante
                                        ----------------------------------------
                                        David Brigante


                                        /s/ George L. Diamond
                                        ----------------------------------------
                                        George L. Diamond


                                        /s/ Marat Rosenberg
                                        ----------------------------------------
                                        Marat Rosenberg

                             SUBSCRIPTION AGREEMENT

Las Vegas Resorts Corporation
211 West Wall Street
Midland, Texas 79701-4556


Ladies and Gentlemen:

         The   undersigned   subscriber   ("Subscriber")   hereby  tenders  this
Subscription Agreement (this "Agreement") in accordance with and subject to the terms and conditions set forth herein:

1.       Subscription.

         1.1 Subscriber hereby subscribes for and agrees to purchase the number of shares (the "Shares") of common shares, $.001 par value per share (the "Common Shares"), of Las Vegas Resorts Corporation, a Nevada corporation (the "Company"), indicated on the signature page attached hereto at the purchase price set forth on such signature page (the "Purchase Price"), such Purchase Price being equal to the product of (i) the number of Common Shares subscribed for by the Subscriber and (ii) current fair market value of the shares of Common Shares. Subscriber has made or will make payment by wire transfer of funds in accordance with instructions from the Company in the full amount of the Purchase Price of the Common Shares for which Subscriber is subscribing (the "Payment").

         1.2 This Agreement is part of an isolated offering of Common Shares being conducted by the Company in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended ( the "Act"), afforded by Section 4(2) thereunder.

         1.3 The Company will hold closing of the offering (the "Closing") at any mutually agreeable time, hereinafter sometimes referred to as a "Closing Date." Upon receipt by the Company of the requisite payment for all Common Shares to be purchased by the Subscriber, the Common Shares so purchased will be issued in the name of Subscriber, and the name of the Subscriber will be registered on the stock transfer books of the Company as the record owner of such Common Shares. The Company will promptly thereafter issue to the Subscriber participating in such closing a stock certificate for the Common Shares so purchased.

         1.4 Subscriber hereby agrees to be bound hereby upon (i) execution and delivery to the Company of the signature page to this Agreement and (ii) written acceptance on the Closing Date by the Company of Subscriber's subscription, which shall be confirmed by faxing to the Subscriber the signature page to this Agreement that has been executed by the Company (the "Subscription").

2.       Offering Material.

         2.1 Subscriber represents and warrants that it is in receipt of and that it has carefully read all documents filed by the Company with the Commission prior to the date of this Agreement.

         Said  documents   shall  be  referred  to  herein  as  the  "Disclosure
Documents."

3.       Conditions to Subscriber's Obligations.

         3.1 The obligation of Subscriber to close the transaction contemplated by this Agreement (the "Transaction") is subject to the satisfaction on or prior to the Closing Date of the conditions set forth in Sections 3.2 through 3.5 hereof and the satisfaction of Section 3.6 on and as of the Closing Date.

         3.2 The Company shall have executed this Agreement and delivered the same to the Subscriber.

         3.3  The  Board  of  Directors  of  the  Company   shall  have  adopted
resolutions consistent with Section 4.1(e) below in a form reasonably acceptable to the Subscriber.

         3.4 Subscriber shall have received copies of all documents and information which it may have reasonably requested in connection with the Offering.

         3.5 No stop order or suspension of trading shall have been imposed by the Securities and Exchange Commission (the "SEC"), or any other governmental regulatory body with respect to public trading in Common Shares of the Company.

         3.6 The representations and warranties of the Company shall be true and correct on and as of the Closing Date as though made on and as of such date.

4.       Representations and Warranties; Covenants; Survival.

         4.1 The Company represents and warrants to Subscriber that, at the date of this Agreement and at the Closing Date on which Subscriber purchases Common
Shares:

                  (a) The Company has the full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms. The Company need not give any notice to, make any filings with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                  (b) The Company and each of its subsidiaries are corporations duly organized, validly existing and in good standing under the laws of their states of incorporation, with all requisite corporate power and authority to carry on the business in which they are engaged and to own the properties they own, and the Company has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Company and each of its subsidiaries are duly qualified and licensed to do business and are in good standing in all jurisdictions where the nature of their business makes such qualification necessary, except where the failure to be qualified or licensed would not have a material adverse effect on the business of the Company and its subsidiaries, taken as a whole.

                  (c) Except as set forth in the Company's filings with the SEC, there are no legal actions or administrative proceedings or investigations instituted, or to the best knowledge of the Company threatened, against the Company, that could reasonably be expected to have a material adverse effect on the Company or any subsidiary, any of the Common Shares, or the business of the Company and its subsidiaries, if any, or which concerns the transactions contemplated by this Agreement.

                  (d) The Company, by appropriate and required corporate action, has, or will have prior to the Closing, duly authorized the execution of this Agreement and the issuance and delivery of the Common Shares. The Common Shares are not subject to preemptive or other rights of any stockholders of the Company and when issued in accordance with the terms of this Agreement and the Articles of Incorporation of the Company, as amended and currently in effect, the Common Shares will be validly issued, fully paid and nonassessable and free and clear of all pledges, liens and encumbrances. The issuance of the Common Shares hereunder will not trigger any outstanding antidilution rights.

                  (e) Performance of this Agreement and compliance with the provisions hereof will not violate any provision of any applicable law or of the Articles of Incorporation or Bylaws of the Company, or of any of its subsidiaries, and, will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon, any of the properties or assets of the Company, or of any of its subsidiaries, pursuant to the terms of any indenture, mortgage, deed of trust or other agreement or instrument binding upon the Company, or any of its subsidiaries, other than such breaches, defaults or liens which would not have a material adverse effect on the Company and its subsidiaries taken as a whole. The Company is not in default under any provision of its charter or by-laws or other organizational documents or under any provision of any agreement or other instrument to which it is a party or by which it is bound or of any law, governmental order, rule or regulation so as to affect adversely in any material manner its business or assets or its condition, financial or otherwise.

                  (f) The Disclosure Documents, taken together, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein to make the statements contained therein not misleading.

                  (g) The Company has provided Subscriber with all material public information in connection with the business of the Company and the transactions contemplated by this Agreement, and no representation or warranty made, nor any document, statement, or financial statement prepared or furnished by the Company in connection herewith contains any untrue statement of material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein not misleading.

                  (h) This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

                  (i) No registration, authorization, approval, qualification or consent of any court or governmental authority or agency is necessary in connection with the execution and delivery of this Agreement or the offering, issuance or sale of the Common Shares under this Agreement.

                  (j) The Company is not now, and after the sale of the Common Shares under this Agreement and under all other agreements and the application of the net proceeds from the sale of the Common Shares will not be, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

                  (k) The Company has filed all material tax returns required to be filed, which returns are true and correct in all material respects, and the Company is not in default in the payment of any taxes, including penalties and interest, assessments, fees and other charges, shown thereon due or otherwise assessed, other than those being contested in good faith and for which adequate reserves have been provided or those currently payable without interest which were payable pursuant to said returns or any assessments with respect thereto.

                  (l) The Company has not taken any action  outside the ordinary course of business designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares to facilitate the sale or resale of the Common Shares in any manner in contravention of applicable securities laws.

                  (m) Subject to the accuracy of the Subscriber's representations and warranties in Section 7 of this Agreement, the offer, sale, and issuance of the Common Shares in conformity with the terms of this Agreement constitute transactions exempt from the registration requirements of Section 5 of the Act and from the registration or qualification requirements of the laws of any applicable state or United States jurisdiction.

                  (n) Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales in any security or solicited any offers to buy any security under circumstances that would require registration under the Securities Act of the issuance of the Shares to the Subscriber. The issuance of the Shares to the Subscriber will not be integrated with any other issuance of the Company's securities (past, current or future) for purposes of the Securities Act. The Company will not make any offers or sales of any security (other than the Common Shares) that would cause the offering of the Common Shares to be integrated with any other offering of securities by the Company for purposes of any registration requirement under the Securities Act or any applicable rules of Nasdaq.

                  (o) The Company is in material compliance with all applicable securities (or "Blue Sky") laws of the states of the United States in connection with the issuance and sale of the Common Shares to Subscriber.

                  (p) The Company shall use all commercially reasonable efforts to keep the Common Shares quoted on the OTC Bulletin Board.

5.       Transfer and Registration Rights.

         5.1 Subscriber acknowledges that it is acquiring the Common Shares for its own account and for the purpose of investment and not with a view to any distribution or resale thereof within the meaning of the Act and any applicable state or other securities laws ("State Acts"). Subscriber further agrees that it will not sell, assign, transfer or otherwise dispose of any of the Common Shares in violation of the Act or State Acts and acknowledges that, in taking unregistered Common Shares, it must continue to bear economic risk in regard to its investment for an indefinite period of time because of the fact that such Common Shares have not been registered under the Act or State Acts and further realizes that such Common Shares cannot be sold unless subsequently registered under the Act and State Acts or an exemption from such registration is available. Subscriber further recognizes that the Company is not assuming any obligation to register such Common Shares. Subscriber also acknowledges that appropriate legends reflecting the status of the Common Shares under the Act and State Acts may be placed on the face of the certificates for such Common Shares at the time of their transfer and delivery to the holder thereof. This Agreement is made with Subscriber in reliance upon Subscriber's above representations.

         5.2 Mandatory Registration. Upon receipt of written demand by the Subscriber, the Company shall prepare, and, as soon as practicable but in no event later than 60 calendar days after the date of such notice, file with the SEC a Registration Statement or Registration Statements (as is necessary) on Form S-3 (or if such form is unavailable, such other form as is available for registration) covering the resale of all of the Shares. The initial Registration Statement prepared pursuant hereto shall register for resale at least that number of Company common stock shares equal to the number of Shares as of the date immediately preceding the date the Registration Statement is initially filed with the SEC, subject to adjustment. The Company shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than 120 calendar days after the date notice is received.

         5.3 Piggy Back Registration Rights.

                  (a) If the Company decides, including as required under any demand registration rights agreement, to register any of its common stock or securities convertible into or exchangeable for common stock under the Securities Act on a form which is suitable for an offering for cash or shares of the Company held by third parties and which is not a registration solely to implement an employee benefit plan, a registration statement on Form S-4 (or successor form) or a transaction to which Rule 145 or any other similar rule of the SEC is applicable, the Company will promptly give written notice to the Subscriber of its intention to effect such a registration. Subject to Section 4(b) below, the Company shall include all of the Shares that the Subscriber requests to be included in such a registration by a written notice delivered to the Company within fifteen (15) days after the notice given by the Company.

                  (b) If the registration, as described in Section 5.3(a) above, involves an underwritten offering, the Company will not be required to register Shares in excess of the amount that the principal underwriter reasonably and in good faith recommends may be included in such offering (a "Cutback"), which recommendation, and supporting reasoning, shall be delivered to the Subscriber. If such a Cutback occurs, the number of shares that are entitled to included in the registration and underwriting shall be allocated in the following manner:
(i) first, to the Company for any securities it proposes to sell for its own account, (ii) second, to the Subscriber requiring such registration, and (iii) third, to other holders of stock of the Company requesting inclusion in the registration, pro rata among the respective holders thereof on the basis of the number of shares for which each such requesting holder has requested registration.

         5.4 The Common Shares issued pursuant to this Agreement may not be transferred except in a transaction which is in compliance with the Act and State Acts.

6.       Closing.

         6.1 The Closing of the sale of the Common Shares to Subscriber shall take place at the offices of the Company at such time as the Company and Subscriber shall mutually agree.

7. Subscriber Representations. Subscriber hereby represents, warrants and acknowledges and agrees with the Company as follows:

         7.1 Subscriber has been furnished with and has carefully read the Disclosure Documents as set forth in Section 2.1 hereto and is familiar with the terms of the Offering. With respect to individual or partnership tax and other economic considerations involved in this investment, Subscriber is not relying on the Company (or any agent or representative of any of the Company). Subscriber has carefully considered and has, to the extent Subscriber believes such discussion necessary, discussed with Subscriber's legal, tax, accounting and financial advisers the suitability of an investment in the Common Shares for Subscriber's particular tax and financial situation.

         7.2 Subscriber has had an opportunity to inspect relevant documents relating to the organization and operations of the Company. Subscriber acknowledges that all documents, records and books pertaining to this investment which Subscriber has requested have been made available for inspection by Subscriber and Subscriber's attorney, accountant or other adviser(s).

         7.3 Subscriber and/or Subscriber's advisor(s) has/have had a reasonable opportunity to ask questions of and receive answers and to request additional relevant information from a person or persons acting on behalf of the Company concerning the offering.

         7.4 Subscriber is not subscribing for the Common Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar.

         7.5 Subscriber, by reason of Subscriber's business or financial experience or the business or financial experience of Subscriber's professional advisers who are unaffiliated with and who are not compensated by the Company or any affiliate of either of them, directly or indirectly, can be reasonably assumed to have the capacity to protect Subscriber's own interests in connection with the transaction. Subscriber further acknowledges that Subscriber has read the written materials provided by the Company.

         7.6 Subscriber has adequate means of providing for Subscriber's current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Common Shares for an indefinite period of time, has no need for liquidity in such investment and, at the present time, could afford a complete loss of such investment.

         7.7 Subscriber has such knowledge and experience in financial, tax and business matters so as to enable Subscriber to use the information made available to Subscriber in connection with the offering to evaluate the merits and risks of an investment in the Common Shares and to make an informed investment decision with respect thereto.

         7.8 Subscriber acknowledges that the Common Shares herein subscribed for have not been registered under the Act or under any State Act. Subscriber understands further that in absence of an effective Registration Statement, the Common Shares can only be sold pursuant to some exemption from registration, such as Rule 144 of the Act, which requires, among other conditions, that the Common Shares must be held for a minimum of one (1) year.

         7.9 Subscriber recognizes that investment in the Common Shares involves substantial risks. Subscriber acknowledges that Subscriber has reviewed the risk factors identified within the Disclosure Documents. Subscriber further recognizes that no Federal or state agencies have passed upon this offering of the Common Shares or made any finding or determination as to the fairness of this investment.

         7.10 Subscriber acknowledges that each certificate representing the Common Shares shall contain a legend substantially in the following form:

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR UNDER APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AVAILABLE EXEMPTIONS FROM SUCH REGISTRATION, PROVIDED THAT THE SELLER DELIVERS TO THE COMPANY AN OPINION OF COUNSEL (WHICH OPINION AND COUNSEL ARE REASONABLY SATISFACTORY TO THE COMPANY) CONFIRMING THE AVAILABILITY OF SUCH EXEMPTION. INVESTORS
         SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

         7.11 If this Agreement is executed and delivered on behalf of a partnership, corporation, trust or estate: (i) such partnership, corporation, trust or estate has the full legal right and power and all authority and approval required (a) to execute and deliver, or authorize execution and delivery of, this Agreement and all other instruments executed and delivered by or on behalf of such partnership, corporation, trust or estate in connection with the purchase of the Common Shares, (b) to delegate authority pursuant to a power of attorney and (c) to purchase and hold such Common Shares; (ii) the signature of the party signing on behalf of such partnership, corporation, trust or estate is binding upon such partnership, corporation, trust or estate; and

(iii) such partnership, corporation or trust has not been formed for the specific purpose of acquiring the Common Shares, unless each beneficial owner of such entity is qualified as an "accredited investor" within the meaning of Regulation D and has submitted information substantiating such individual qualification.

         7.12 If Subscriber is a retirement plan or is investing on behalf of a retirement plan, Subscriber acknowledges that investment in the Common Shares poses risks in addition to those associated with other investments, including the inability to use losses generated by an investment in the Common Shares to offset taxable income.

8.       Understandings.

         Subscriber understands, acknowledges and agrees with the Company as follows:

         8.1 Subscriber hereby acknowledges and agrees that upon notice of acceptance from the Company pursuant to Section 1.4, the Subscription hereunder is irrevocable by Subscriber, that, except as required by law, Subscriber is not entitled to cancel, terminate or revoke this Agreement or any agreements of Subscriber hereunder and that this Subscription Agreement and such other agreements shall survive the death or disability of Subscriber and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. If Subscriber is more than one person, the obligations of Subscriber hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his or her heirs, executors, administrators, successors, legal representatives and permitted assigns.

         8.2 No federal or state agency has made any findings or determination as to the fairness of the terms of this offering for investment nor any recommendations or endorsement of the Common Shares.

         8.3 The Offering is intended to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and the provisions of Rule 506 of Regulation D thereunder

         8.4 It is understood that in order not to jeopardize the offering's exempt status under Section 4(2) of the Securities Act and Regulation D, any transferee may, at a minimum, be required to fulfill the investor suitability requirements thereunder.

         8.5 No person or entity acting on behalf, or under the authority, of Subscriber is or will be entitled to any broker's, finder's or similar fee or commission in connection with this Subscription.

         8.6 Subscriber acknowledges that the information furnished in this Agreement by the Company to Subscriber or its advisers in connection with the Offering, is confidential and nonpublic and agrees that all such written information which is material and not yet publicly disseminated by the Company shall be kept in confidence by Subscriber and neither used by Subscriber for Subscriber's personal benefit (other than in connection with this Subscription), nor disclosed to any third party, except Subscriber's legal and other advisers who shall be advised of the confidential nature of such information, for any reason; provided, however, that this obligation shall not apply to any such information that (i) is part of the public knowledge or literature and readily accessible at the date hereof, (ii) becomes a part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of this provision) or (iii) is received from third parties (except third parties who disclose such information in violation of any confidentiality agreements or obligations, including, without limitation, any subscription agreement entered into with the Company). The representations, warranties and agreements of Subscriber and the Company contained herein and in any other writing delivered in connection with the offering shall be true and correct in all material respects on and as of the Closing Date of such Subscription as if made on and as of the date the Company executes this Agreement and shall survive the execution and delivery of this Agreement and the purchase of the Common Shares.

         8.7 IN MAKING AN INVESTMENT DECISION, SUBSCRIBER MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE COMMON SHARES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

9.       Miscellaneous.

         9.1 Except as set forth elsewhere herein, any notice or demand to be given or served in connection herewith shall be deemed to be sufficiently given or served for all purposes by being sent as registered or certified mail, return receipt requested, postage prepaid, in the case of the Company, addressed to it at the address set forth above. As to the Subscriber to the address set forth below:

                        Halter Financial Investments, L.P.
                        12890 Hilltop Road
                        Argyle, Texas  76226
                        Attn: Timothy P. Halter, Chairman

         9.2 This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Texas, and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. If any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed to be modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

         9.3 In any action, proceeding or counterclaim brought to enforce any of the provisions of this Agreement or to recover damages, costs and expenses in connection with any breach of the Agreement, the prevailing party shall be entitled to be reimbursed by the opposing party for all of the prevailing party's reasonable outside attorneys' fees, costs and other out-of-pocket expenses incurred in connection with such action, proceeding or counterclaim.

         9.4 This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth herein. The Company acknowledges that all material facts upon which it has relied in forming its decision to enter into this Agreement are expressly set forth herein and further acknowledges that the Subscriber has not made any representations, express or implied, which are not set expressly set forth herein. This Agreement supercedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

         9.5 The Company shall indemnify, defend and hold harmless Subscriber and each of its agents, partners, members, officers, directors, representatives, or affiliates (collectively, the "Subscriber Indemnities") against any and all losses, liabilities, claims and expenses, including reasonable attorneys' fees ("Losses"), sustained by Subscriber Indemnities resulting from, arising out of, or connected with any material inaccuracy in, breach of, or nonfulfillment of any representation, warranty, covenant or agreement made by or other obligation of the Company contained in this Agreement or in any document delivered in connection herewith.

         9.6 The Company shall not issue any public statement or press release, or otherwise disclose in any manner the identity of the Subscriber or that Subscriber has purchased the Common Shares, without the prior written consent of the Subscriber, except as may be required by applicable law.

         10. Signature. The signature page of this Agreement is contained as part of the applicable Subscription Package, entitled "Signature Page."

                   SUBSCRIPTION AGREEMENT GENERAL INSTRUCTIONS

General Instructions

         These  Subscription   Documents  contain  all  documents  necessary  to
subscribe for Common Shares, $.001 par value ("Common Shares"), of Las Vegas Resorts Corporation, a Nevada corporation (the "Company").

         You may subscribe for Common Shares by completing the Subscription Agreement in the following manner:

         1. On line (a) of the signature page state the number of Common Shares you wish to purchase.

         2. On line (b) of the signature page state the total cost of the Common Shares you wish to purchase. To obtain the cost, multiply the number of Common Shares you desire to purchase by the purchase price per Common Share set forth therein.

         3. Sign and state your address, telephone number and social security or other taxpayer identification number on the lines provided on the signature page to the Subscription Agreement and deliver the completed Subscription Agreement with payment of the entire purchase price of the Common Shares subscribed for as set forth below. Payment should be made in United States Dollars:

         The Subscription Agreement Signature Page must be completed and signed.

Acceptance of Delivery

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the completed Subscription Agreement will be reasonably determined by the Company. The Company reserves the absolute right to reject the completed Subscription Agreement, in its sole and absolute discretion. The Company also reserves the right to waive any irregularities in, or conditions of, the submission of completed Subscription Agreement. The Company shall be under no duty to give any notification of irregularities in connection with any attempted subscription for Common Shares or incur any liability for failure to give such notification. Until such irregularities have been cured or waived, no subscription for Common Shares shall be deemed to have been made. If the Subscription Agreement is not properly completed and as to which defects have not been cured or waived will be returned by the Company to the Subscriber as soon as practicable.

                      SUBSCRIPTION AGREEMENT SIGNATURE PAGE

         The undersigned investor hereby certifies that he or she (i) has received and relied solely upon information provided by the Company, (ii) agrees to all the terms and conditions of this Subscription Agreement, (iii) meets the suitability standards set forth in this Subscription Agreement and (iv) is a resident of the state or foreign jurisdiction indicated below.

         (a)      The undersigned subscribes for 1,070,000 Common Shares.
         (b) The total cost of the Common Shares subscribed for, at $.25 per Common Share, is $267,500 (the "Purchase Price").


Halter Financial Investments, L.P.
Name of Subscriber (Print)       If other than Individual check one and indicate
                                 capacity of signatory under the signature:

_____________________________    [_] Trust
Name of Joint Subscriber         [_] Estate
(if any) (Print)                 [_] Uniform Gifts to Minors Act of State of____
                                 [_] Attorney-in-fact
                                 [_] Corporation
/s/ Timothy P. Halter, Chairman  [_] Other______________________________________
Signature of Subscriber

                                 If Joint Ownership, check one:
_____________________________
Signature of Joint Subscriber
(if any)                         [_] Joint Tenants with Right of Survivorship
                                 [_] Tenants in Common
Chairman                         [_] Tenants by Entirety
Capacity of Signatory            [_] Community Property
(if applicable)


_____________________________    Backup Withholding Statement:
Social Security or               Please check this box only if the investor
Taxpayer Identification Numbe    is subject to:

                                 [_] backup withholding.
12890 Hilltop Road
Residence Address                Foreign Person:
                                 Please check this box only if
                                 the investor is a:
Argyle     TX         76226
City      State     Zip Code     [_] nonresident  alien,  foreign  corporation,
                                     foreign  partnership,   foreign  trust  or
                                     foreign estate.



Telephone (   )__________________________
Telecopy No. (940) 455-7337


The investor agrees to the terms of this Subscription Agreement and, as required by the Regulations pursuant to the Internal Revenue Code, certifies under penalty of perjury that (1) the Social Security Number or Taxpayer Identification Number and address provided above is correct, (2) the investor is not subject to backup withholding (unless the Backup Withholding Statement box is checked) either because he has not been notified that he is subject to backup withholding as a result of a failure to report all interest or dividends or because the Internal Revenue Service has notified him that he is no longer subject to backup withholding and (3) the investor (unless the Foreign Person box above is checked) is not a nonresident alien, foreign partnership, foreign trust or foreign estate.





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

        THE SUBSCRIPTION FOR 1,070,000 COMMON SHARES OF LAS VEGAS RESORTS CORPORATION BY THE ABOVE NAMED SUBSCRIBER(S) IS ACCEPTED AS OF November 4, 2005.



                                     LAS VEGAS RESORTS CORPORATION

                                     By: /s/ Glenn A. Little
                                        ----------------------------------------
                                        Glenn A. Little, Chief Executive Officer



















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